MANAGEMENT SERVICES AGREEMENT

EXHIBIT A

Dated: March 26, 2024

Series of the Trust

The following Fund is covered under this agreement:

Day Hagan/Ned David Research Smart Sector ETF

Day Hagan/Ned David Research Smart Sector Fixed Income ETF

Day Hagan/Ned Davis Research Smart Sector International ETF

Eventide High Dividend ETF

Strategy Shares

By: /s/Tobias Caldwell

Print Name: Tobias Caldwell

Title: Trustee

MFund Services LLC

By: /s/ Jerry Szilagyi

Print Name: Jerry Szilagyi

Title: President